

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 19, 2015

Michael J. Blodnick
President and Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901

  Re: Glacier Bancorp, Inc.
    Registration Statement on Form S-4
    Filed August 14, 2015
    File No. 333-206372

Dear Mr. Blodnick:

  This is to advise you that we have not reviewed and will not review your registration statement.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael J. Blodnick
Glacier Bancorp, Inc.
August 19, 2015
Page 2

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the registered securities.

        You may contact Joshua Samples, Staff Attorney, at (202) 551-3199 with any questions.

                                                Sincerely,

                                                /s/ Kathryn McHale

                                                Kathryn McHale
                                                Senior Staff Attorney
                                                Financial Services I

cc: Bart Bartholdt
        Miller Nash Graham & Dunn LLP